

March 20, 2015

Via E-Mail
Mr. Ira M. Birns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 Northwest 41st Street, Suite 400
Miami, Florida 33178

> **Re: World Fuel Services Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 12, 2015**
> **File No. 001-09533**

Dear Mr. Birns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Risk Factors, page 5

Information technology failures and data security breaches, including as a result of cybersecurity attacks, could negatively impact our results of operations and financial condition, subject us to increased operating costs, and expose us to litigation., page 7

1.   We note your disclosure about the risks of information technology failures, data security breaches and cybersecurity attacks mentions harm that may arise from both past and future occurrences. We also note your disclosure on page 69 indicates that in connection with the theft of fuel valued at $18.0 million, you recorded an insurance receivable to offset the full amount of the loss while disputing coverage with your insurance provider.

Please tell us the date of the incident and the circumstances under which the theft occurred and came to your attention. If you were the victim of a cyber-incident, this should be clarified to provide context for your risk factor disclosure. Please ensure that all related disclosures are responsive to the Division of Corporation Finance Disclosure Guidance in Topic No. 2 Cybersecurity, located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm.

Due to our international operations, we are subject to U.S. and international laws, including U.S. economic sanctions, the Foreign Corrupt Practices Act ("FCPA") and similar anti-bribery laws, which can impose significant compliance costs and subject us to civil or criminal penalties for non-compliance., page 11

2.   You state that "[f]rom time to time, certain of our subsidiaries have limited business dealings in…Cuba, …Syria and Sudan." Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements, since your letter to us dated August 9, 2012. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

3.   You state that you responded to an administrative subpoena from OFAC requesting information regarding your transactions involving Sudan, and that you "identified a small number of sanctioned country related transactions…that may have resulted in violations of U.S. sanctions regulations or our OFAC issued license." Please describe to us any material developments, since your letter to us dated August 9, 2012, related to the OFAC matter and the current status of the OFAC matter.

4.   Please discuss the materiality of the contacts with Cuba, Sudan and Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.

Financial Statements

Note 7 - Commitments and Contingencies, page 65

Lac‑Mégantic, Quebec, page 67

5.   We note your disclosure concerning the train derailment in Canada on July 6, 2013, indicating the Trustee and Monitor in the bankruptcy of Montreal, Maine and Atlantic Railway, have sought to obtain a global settlement of all third party claims arising out of

the incident and have secured commitments from certain parties, with settlement funds totaling C$200.0 million ($170.0 million). However, we understand that you did not participate in this settlement and that related claims against you are therefore unresolved. You indicate that aside from the $40.9 million accrued for the value of railcars and some legal costs, you are not able to estimate probable loss or reasonably possible loss.

Please expand your disclosure to clarify the status of your deliberations, quantify any amounts that have been specifically sought from you, parties not participating in the settlement as a group, or which have otherwise been estimated by third parties to settle all claims related to the incident, to provide greater context for understanding the uncertainty. Similarly, describe any limitations or uncertainty about the sufficiency of insurance coverage you believe is available to cover loss arising from this incident.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief